Exhibit 99.1

Mereo BioPharma Confirms Receipt of a Valid Notice Requiring it to Convene a General Meeting of Shareholders

Rubric has Rejected Mereo’s Reasonable Settlement Proposal and has Escalated its Costly, Distracting Proxy Campaign to Now Seek Control of Mereo’s Board

Mereo Reiterates Support for its Experienced, Highly Qualified Board and Urges Shareholders to Reject Rubric’s Proposals to Replace a Majority of the Independent Directors at the Upcoming General Meeting

LONDON – October 3, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, today confirmed that it has received a valid notice from Rubric Capital Management LP (“Rubric”) under section 303 of the Companies Act 2006 requiring the Board to convene a General Meeting of Shareholders of Mereo (the “General Meeting”).

The Board believes Rubric’s resolutions – which, if passed, would replace a majority of the independent directors of the Board with Rubric’s hand-picked candidates – would constitute an effective takeover of Mereo’s Board, substantially weakening it and jeopardizing the Company’s considered efforts to generate maximum risk-adjusted returns from its programs and assets.

Prior to receiving a valid notice from Rubric, in an attempt to minimize disruption and expense, Mereo responded to Rubric’s proposal to nominate four directors, which was contained in Rubric’s previous invalid notices, by offering to put one of Rubric’s principals and a second new, fully independent candidate on its Board, as a compromise to Rubric’s overreaching demands. Rubric declined this reasonable offer, refused to make any counteroffer and responded today with an escalated proposal that now nominates five directors, seeking to control the Board and the Company’s future strategy through its resolutions.

The Board urges Mereo shareholders to reject all Rubric’s resolutions at the General Meeting.

Mereo’s Board of Directors issued the following comment:

“We believe Rubric’s proposals are not in the best interests of the Company and our shareholders, and we encourage our shareholders to reject these proposals.

Mereo’s Board has been thoughtfully composed to ensure an optimal combination of skills, experience and expertise, including with respect to strategic partnerships and M&A, to best position Mereo to advance its most promising programs, optimize operations and maximize shareholder value. We have evolved the composition of our Board as our business needs have changed, including with the addition of three new, highly experienced Board members with deep experience pertinent to our industry since September 2021.

Rubric’s proposal is also out-of-step with the expressed will of our other shareholders. For example, at this year’s Annual General Meeting, shareholders reelected Chairman Michael Wyzga and director Dr. Deepa Pakianathan, with 99% support of the votes cast. Yet now, just months later, Rubric is seeking to remove these two outstanding contributors to our Board.

Rubric’s proposal to replace five experienced directors with five candidates of Rubric’s selection (including two of its own employees) would upset and weaken Mereo’s carefully crafted Board composition. In our judgment, Rubric’s candidates lack the requisite experience, skill sets and expertise to help Mereo succeed and to evaluate our strategy and alternatives.

We believe our present strategy focused on maximizing the risk-adjusted value of our programs and assets through considered investments and well-timed partnership efforts is the right one and in the best interests of all Mereo’s shareholders. We remain confident that the clearest path to maximizing value for shareholders is to focus Mereo’s resources on setrusumab and on taking alvelestat through the next stage of the regulatory process, as these two, late-stage, rare disease programs have already delivered encouraging clinical results and provide Mereo the opportunity to continue reaching multiple value-driving milestones over the next two years.

We are working hard to create value and extend the reach of our resources. Our executive team has recently taken concerted actions to extend Mereo’s cash runway into Q2 2025, which will support the Company’s efforts to advance our critical programs and build value. We will continue to review our strategy and ensure Mereo manages its costs and investments wisely and in light of clinical data and pipeline developments, with the goal of maintaining a strong balance sheet and maximizing our returns on our programs, assets and cash.

Now is not the time to overhaul the Mereo Board or replace the Company’s strategy. We encourage shareholders to reject Rubric’s underqualified candidates and misguided approach.”

Mereo noted that it has faithfully reviewed each of Rubric’s purported notices that have aimed to call a General Meeting. As at every company governed by the UK Companies Act 2006, a General Meeting of Mereo Shareholders can only be called by a shareholder who is a registered member of the Company. Now that Rubric has complied with this most basic rule of law — like every one of the other approximately 19 shareholders who have successfully called General Meetings at public UK companies since the beginning of 20211 — Mereo will fulfill its responsibility to convene the meeting.

Accordingly, and consistent with section 304(1) of the Companies Act 2006, by no later than October 24, 2022, Mereo will issue a notice convening the General Meeting to be held on a date not more than 28 days after the date of such notice, in order to consider Rubric’s proposed resolutions. Shareholders do not need to take any action at this time.

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Source: FactSet. Data refers to all publicly announced campaigns to requisition a special meeting at UK-incorporated companies from January 1, 2021 to October 3, 2022, with the date based on the day the campaign was first publicly disclosed.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer Charles Sermon, General Counsel
Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999
Tom Johnson / Dan Scorpio
Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006
Lee Roth
Investors	investors@mereobiopharma.com